Mr. Rufus Decker

March 15, 2013

Alternative Energy Partners, Inc.

1365 N. Courtenay Parkway

Suite A

Merritt Island, FL 32953

______

PHONE: (321)-452-9091

FAX: (321) 452-9093

March 15, 2013

Mr. Rufus Decker

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:  Form 10-K for the year ended July 31, 2012

Filed December 6, 2012

File No. 0-54325

Dear Mr. Decker:

We are in receipt, as of March 11, 2013, of your letter dated February 12, 2013, commenting on certain matters related to our Form 10-K for the fiscal year ended July 31, 2012. By letter dated January 31, 2013, you previously commented on certain items contained in our Form 10-K for the fiscal year ended July 31, 2012 to which we responded by letter dated February 11, 2013.  The letter dated February 12, 2013 raises additional comments, based on our February 11, 2013 response.  The specific Staff comments in the February 12, 2013 letter are set forth in order below, followed by the Company's response:

Notes to the Financial Statements, Note 6. Acquisitions, page 29.

1.

We note your response to comment one in our letter dated January 31, 2013.

Given that Élan Energy & Water, Inc. acquired 51% of your voting power in the May 31, 2012 Clarrix Energy, LLC transaction, please tell us what consideration you gave as to whether this was a reverse merger pursuant to ASC 805-40.  Please explain to us how you determined that you were the accounting acquirer.  Your response should address your consideration of ASC 805-10-25-4 and 25-5 as well as ASC 805-10-55-10 through 55-15.  Please correspondingly address how you determined it was appropriate to record good will as part of this transaction, which is reflected in your balance sheet as of July 31, 2012.

RESPONSE: We have reviewed the accounting treatment of this acquisition transaction with our external audit firm and our management and believe that the Company was the accounting acquirer of Clarrix Energy, LLC and do not believe that reverse merger treatment is appropriate under ASC  805-10-25-4 and 5, or ASC 805-10-55-10 through 15.  Clarrix Energy, LLC was formed as part of the acquisition process, had not engaged in any business prior to the May 31, 2012 acquisition closing date and had no financial history before that date. Clarrix Energy was

Mr. Rufus Decker

March 15, 2013

formed on January 23, 2012 by a management team composed of a diverse group of highly skilled executives with a broad base of skills in medicine, finance, web development, and retail, with the assistance of Élan Energy & Water, Inc., On January 25, 2012, Élan and Clarrix entered into an agreement with the Company to transfer ownership of Clarrix to the Company, as a result of which Élan would become controlling shareholder of the Company.  That acquisition closed in May 2012, and Élan became the control shareholder of the Company, but has since been dissolved.  Clarrix commenced operations in May, 2012 with funds provided by the Company after the closing. Clarrix’ initial source of revenue is from commissions generated by saving businesses from 1 to 25% on their utility bills.

After the closing of the acquisition of Clarrix from Élan Energy, there was no change in the management of the Company, no officer or director of Élan Energy became an officer or director of the Company, and Élan Energy was a passive shareholder.  The Company already held several other operating subsidiaries at the time of the acquisition of Clarrix Energy and continued its development activities relating to these other subsidiaries. Élan Energy was a passive holding company and continued in that role after the transfer of Clarrix Energy to the Company, and held interests in other subsidiaries unrelated to the Company.  While ASC 805-10-provides guidance on what entity of several participating in a business combination is deemed to be the “acquirer” for accounting purposes, it is also made clear that there are no fixed hierarchical rules, and consideration must be given to all relevant factors. (See, ASC 805-10-55-14). In this case, the Company acquired Clarrix Energy, LLC, which was not yet operating, funded its initial operations, provided management to Clarrix, and controlled all of Clarrix’ financial, reporting, banking and governance activities.  Subsequently, the Company prepared and filed consolidated financial statements and consolidated tax returns with Clarrix Energy, LLC, and was its sole and managing member, resulting in Clarrix being a single member limited liability company taxed as a corporation.  In contrast, Élan Energy did not provide any senior or other management to the Company in the acquisition or thereafter, did not prepare or file consolidated financial statements or tax returns with the Company or any of its subsidiaries, and did not manage or control the Company, other than as a passive shareholder.

In preparing its consolidated financial statements following the acquisition of Clarrix Energy in May 2012, as reported in the Form 10-K filed for the-fiscal year ended July 31, 2012, management of the Company considered the guidelines of ASC 805-10-25 and 55, and concluded that it was the accounting acquirer of Clarrix Energy.  The Company did not consider Élan Energy as the accounting acquirer in the transaction, because it did not and does not file consolidated financial statements with Élan Energy, which has subsequently been dissolved, there was no management change in the Company as a result of the acquisition, and because Élan Energy continued its own pre-transaction activities unrelated to the Company.  In reporting on its financial results for the fiscal year ended July 31, 2012, the Company included the operating results and ownership of Clarrix Energy, LLC in its consolidated financial statements, applying ASC 805-10.  It did not have access to or include any financial results of Elan Energy in its financial reports or in the Form 10-K.  The transaction also was not considered a reverse merger with Élan Energy because the Company issued its stock to acquire the outstanding member interests in Clarrix Energy, LLC a limited liability company, and not to acquire any

Mr. Rufus Decker

March 15, 2013

outstanding stock of Élan Energy.  The shareholders of Élan Energy were not parties to the transaction and did not receive any stock or other consideration from the Company.

Accordingly, it seems evident that the Company was and is the accounting acquirer of Clarrix Energy, LLC and properly accounted for the acquisition under ASC 805-10 in its Form 10-K for the fiscal year ended July 31, 2012.  Although Élan Energy acquired voting control of the Company as a result of the transaction in May, 2012, Élan Energy was a private holding company with other, unrelated operations and subsidiaries, and did not file consolidated financial statements with the Company, a publicly reporting entity.  The July 31, 2012 Form 10-K reported the financial results of the Company and its subsidiaries, including Clarrix Energy, as the accounting acquirer of Clarrix Energy.  As the accounting acquirer, the Company issued its stock to acquire the member interest in Clarrix Energy.  Since Clarrix Energy had no tangible assets at the time of the acquisition, the Company reported the value of the stock issued for the acquisition, based on the closing market price of its common stock on the date of the acquisition, as the acquisition price and allocated that consideration to good will, in the absence of tangible assets in Clarrix, as required by ASC 805-10-25.

2.   Please tell us how you intend to account for the acquisition of Safford Acquisition I, Corp.  If you intend to account for this as a business combination based on the fair value of the common shares issued to Élan Energy & Water, Inc. as your disclosure indicates, please help us understand how you determined this is appropriate. Given at the time of this agreement Élan Energy & Water, Inc. appears to be your majority owner, please help us understand why this would not be treated as a common control transaction.  Refer to ASC 805-50-05-4, ASC 805-50-15-6, and ASC 805-50-30-5.

RESPONSE:  Since the acquisition had not yet closed as of the date of the filing of the Form 10-K, there was no required financial disclosure of the transaction in the Form 10-K.  Although the acquisition nominally closed in December 2012, the share consideration to complete the acquisition has not yet been issued by the Company.  On October 22, 2012, the Company entered into an Acquisition Agreement with its former majority shareholder, to acquire Safford Acquisition I, Corp., an Arizona corporation (“SAC”), in exchange for 100,000,000 shares of post-reverse split common stock. Although the transaction nominally closed in December 2012 and was announced at that time, the Company has subsequently learned that Safford Acquisition 1 Corp. was not successfully formed, and in any event the share consideration for the acquisition has not yet been issued, pending the completion of the reverse split and the increase in the number of authorized common shares. The Board of Directors and majority shareholder have approved a 1:100 reverse split of the common stock of the Company and an amendment to its Articles of Incorporation to increase the number of authorized shares of common stock to 500 million, but the process is not expected to be completed until approximately the end of April, 2013. Accordingly, the Company has not included the acquisition in its financial statements, and will not do so until the transaction is fully closed and the share consideration is issued. The Company also is currently negotiating a restructuring of the proposed acquisition so that it will instead acquire the mineral interest rights directly from the original owner, as an asset, and will then form an operating subsidiary to develop the mineral rights.  The former majority owner

Mr. Rufus Decker

March 15, 2013

would then no longer be involved in the acquisition and common control issues would no longer be a consideration.

3.    In a similar manner to your response, please disclose in future filings your intention to increase the number of authorized common shares subsequent to the 1:100 reverse stock split.

RESPONSE:  We will disclose in all future filings that the 1:100 reverse split and an increase in the number of authorized common shares will occur simultaneously.  Although it was originally proposed to undertake the reverse split as a capital reduction, the Company has determined that both the reverse split and the amendment of the Articles of Incorporation should be submitted to the shareholders for approval at the same time.  That process is now underway.

We trust that this letter has responded fully to the Staff comments in the letter dated February 12, 2013, except with respect to the items raised in your comment 1, which will be addressed on or before March 25, 2013..  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John Burke

John Burke

Principal Accounting Officer